SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NETC4: R$ 1.16/share (Bovespa)
NETC: US$ 5.34/ADR (1ADR=10 shares - Nasdaq)
XNET: EUR$ 4.24/10 shares (Latibex)
Total Shares: 4,019,812,035
Market Cap: R$ 4.7 billion
Closing Price: 07/20/06

Second Quarter 2006 Financial Results

São Paulo, July 21, 2006 – Net Serviços de Comunicação S.A. (Bovespa: NETC3 and NETC4; Nasdaq: NETC; and Latibex: XNET), the largest Pay-TV multi-service operator in Latin America offering bidirectional broadband internet access (Vírtua) and voice services (Net Fone via Embratel) announces today its financial results for the second quarter of 2006 (2Q06).

The following financial and operating data, except where otherwise stated, are presented in accordance with the Brazilian Corporate Law (BR GAAP) on a consolidated basis. Figures in US GAAP are shown in the footnotes. The differences between the figures in BR and US GAAP can be explained by the 12.0% appreciation of the average Real in the period and the different accounting principles involved. In the latter case, the main variations are presented in the section “Main Differences between BR GAAP and US GAAP”.

Consolidated Financial Highlights (R$ million)	2Q06	2Q05	Var.(%) 2Q06x2Q05	6M06	6M05	Var.(%) 6M06x6M05
Net Revenue EBITDA(a) EBITDA Margin EBIT Net Income / (Loss) Net Debt Net Debt / EBITDA (LTM )Net Debt / EV (b)	466.2 125.9 27% 78.0 21.8 392.5 0.85 0.08	384.7 114.2 30% 61.3 20.5 355.3 0.85 0.13	21.2% 10.3% - 27.2% 5.9% 10.5% - -	905.0 242.3 27% 147.8 28.9 392.5 0.85 0.08	750.5 228.2 30% 117.3 15.4 355.3 0.85 0.13	20.6% 6.2% - 26.0% 88.1% 10.5% - -
Operating Highlights
Pay TV subscriber base (thousand) Connected subscribers	1,662.0	1,458.0	14.0%	1,662.0	1,458.0	14.0%
Churn Rate – last 12 months	14.1%	13.4%	-	-	-	-
Broadband subscriber base (thousand) Connected subscribers	532.2	253.5	110.0%	532.2	253.5	110.0%
Churn Rate – last 12 months	14.0%	13.4%	-	-	-	-
Voice service subscriber base (thousand) Connected subscribers	49.3	-	-	49.3	-	-
Revenue generating units (thousand)	2,243.4	1,711.5	31.1%	2,243.4	1,711.5	31.1%
Revenue generating units per subscriber	1.35	1.17	-	1.35	1.17	-
Client ARPU (R$/subscriber) (c)	120.71	107.78	12.0%	118.37	105.54	12.2%
Number of employees	4,825	3,471	39.0%	4,825	3,471	39.0%

(a)	Does not constitute a financial statement item for the period in question, nor does it represent cash flow. It should therefore not be regarded as an alternative measure for net income (loss), as an indictor of operating performance or as an alternative for cash flow as a source of liquidity. In addition, our definition of EBITDA may not be comparable to that adopted by other companies.

(b)	Enterprise Value calculated based on net debt and share price at the end of the respective quarters.

(c)	Average Pay-TV and Broadband gross revenue, PPV revenues and other services revenues per connected subscriber.

Contacts:	Marcio Minoru Miyakava	André Brandi Carvalho
	(55 11) 2111-2811	(55 11) 2111-2983
	minoru@netservicos.com.br	andre.carvalho@netservicos.com.br

EXECUTIVE SUMMARY

Pay-TV and Broadband maintained the same growth pace as in 1Q06. Subscribers base increased by 14.0% and 110.0% year-over-year, respectively, as a result of the Company’s ongoing policy of adopting aggressive sales practices and exploring existing opportunities in the market.

As a result of the organic growth, net revenue ended the quarter at R$ 466.2 million, 21.2% above the R$ 384.7 million posted in 2Q05. In the same period, Client ARPU1 grew by 12%, from R$ 107.78 to R$ 120.71, effect of the Company’s strategy to increase penetration of Broadband subscribers over Pay-TV subscriber base.

Sticking to its subscriber expansion policy while keeping track of the return on this investment, the Company has been maintaining its EBITDA margin at around 27%. Consolidated EBITDA reached R$ 125.9 million, 10.3% up on the R$114.2 million recorded in 2Q05.

Net debt ended the quarter at R$ 392.5 million and the Net debt to EBITDA ratio remained at 0.85x. The Company’s operations are generating sufficient cash to support the investments necessary for growth and to meet its financial obligations, thus permitting this low financial leverage.

Net income ended the quarter at R$ 21.8 million, reflecting the Company’s healthy operating results and appropriate capital structure.

OPERATING PERFORMANCE

PAY-TV

• Gross sales totaled 155,400 in the quarter, 67.4% up on the 92,800 recorded in 2Q05, fueled by the recently introduced sales channels. The Company also continued to offer sales promotions tailored to meet the specific needs of its several client segments.

• In order to encourage migration to higher value-added packages during 2Q06, the Company introduced a promotion granting 30% discount on the two first monthly fee for subscribers upgrading from “Básico” and “Intermediário” to “Top” packages.

• Connected subscriber base grew by 14.0% year-over-year, closing the quarter at 1,662.0 thousand subscribers.

• Last 12-month churn rate edged up slightly year-over-year, from 13.4% to 14.1%; but remained flat over the previous two quarters since the accelerated growth phase has began. This level of churn rate remains as one of the lowest in the industry, consistent with the Company’s current growth trends and compatible with the expected return on investment. Voluntary disconnections accounted for 44% of the total, being the main reason subscribers moving to other cities or areas not covered by its network.

• Brazilian Soccer Championship pay-per-view sales, which include the “Sócio Premiere Futebol Clube” (“Premiere Partner Soccer Club”), an a la carte channel, totaled 95,000 sales, slightly below 2Q05 sales, due to its interruption during the World Cup.

BROADBAND

• Gross sales amounted to 129,100, 127.7% up on the 56,700 recorded in 2Q05, fueled by the large number of internet users perceiving the advantages of broadband access both in terms of quality and price.

• The Company maintained its 50% discount promotion on the first 2 monthly fee for new “Mega Flash” subscribers throughout the quarter.

• Last 12-month churn rate ended the quarter at 14.0%, slightly up on the 13.4% recorded in the same three months of 2005. As with Pay TV, the main reason for voluntary disconnection requests were subscribers moving to other cities or areas not covered by its bidirectional network.

• Connected subscribers closed the 2Q06 at 532.2 thousand, 110.0% up on the 253.3 thousand recorded in the same period of the previous year.

_____________________
1 Average Pay-TV and Broadband gross revenue, PPV revenues and other services revenues per connected subscriber.

VOICE SERVICE

• Net Fone via Embratel connected subscriber base ended the quarter with 49,300 subscribers, being 93% triple-play users. The Company is working to adequate its installation capacity to its high level of sales.

REVENUE GENERATING UNITS (RGUs)

• The Company recorded 2,243,400 RGUs (total subscriber numbers, including Pay TV, Broadband and Voice), 31.1% more than the 1,711,500 recorded in 2Q05, when the voice service was not yet available.

• RGU per subscriber ratio grew from 1.17, in 2Q05, to 1.35, due to the success of the Company’s efforts to strengthen bundle sales.

CALL CENTER

• The Company’s call center ended the 2Q06 with 86% of calls answered, slightly below the previous quarters, despite the interim increase in the subscriber base that raised the number of calls received. The Company continues with its strategy of adapting its call centers to meet the new demand, generated by a larger number of subscribers.

CONSOLIDATED EARNINGS ANALYSIS

•Consolidated gross revenue2 rose 26.6%, from R$ 470.8 million in 2Q05 to R$ 595.9 million in 2Q06, as a result of the growth in the Pay TV and Broadband subscriber base, as detailed below:

1. Subscription revenue3, the Company’s main income source, totaled R$ 558.3 million in 2Q06, 27.0% up on the R$ 439.7 million reported in the same quarter the year before, chiefly due to the increase in the Pay TV and Broadband subscriber base.

2. Average hook-up revenue4 (per new subscriber), including Pay TV and Broadband subscribers, went from R$ 41.03 to R$ 10.40 in 2Q06. The Company continues accomplishing a higher number of loyalty package sales, which can exempt subscribers from the hook-up fee in exchange for a commitment to remain in the subscriber base for at least 12 months.

3. PPV revenue5 in the quarter stood at R$ 16.1 million, 8.2% down on the R$ 17.6 million recorded in 2Q05. Such decrease was due to lower Brazilian Soccer Championship sales, as it was interrupted during the World Cup.

_____________________
2 In US GAAP gross revenue climbed 44.9%, from US$ 190.1 million to US$ 275.4 million.
3 In US GAAP subscription revenue grew by 44.2%, from US$ 176.5 million to US$ 254.5 million.
4 In US GAAP average hook-up revenue dropped by 69.1%, from US$ 27.94 US$ 8.64
5 In US GAAP PPV revenue rose by 4.8%, from US$ 7.0 million to US$ 7.4 million.

4. Other revenues6 amounted to R$ 16.1 million in 2Q06, 64.2% higher than the R$ 9.8 million reported in the same period of the previous year. The main reasons for the upturn were the R$ 2.0 million increase in local channel advertising, the R$ 1.7 million rise in network rental and technical assistance services and the R$ 1.2 million increase in revenue from additional services, such as technical assistance and collection, charged from subscribers who choose the basic service package.

5. Services and other taxes7, which include taxes and cancellations, totaled R$ 129.8 million, 50.7% up on the R$ 86.1 million recorded in 2Q05. This increase was mainly due to higher taxes, which followed the raise in revenues.

6. Net revenue8 climbed 21.2% and ended the quarter at R$ 466.2 million, against R$ 384.7 million in 2Q05. This improvement was due to the successful implementation of the Company’s growth strategy, focused on increasing sales of higher value-added products.

• Direct Operating Expenses9 came to R$ 229.7 million, moving up by 18.6% on the R$ 193.7 million reported in 2Q05. The main reasons for this increase are related to the Company’s variable costs, which are being managed to sustain its growth. The breakdown of these costs was as follows:

1. Programming and royalties10 stood at R$ 133.8 million, 12.9% above the R$ 118.6 million recorded in 2Q05, chiefly due to the growth of the Pay TV subscriber base as these costs vary according to the number of subscribers.

2. Network expenses11 climbed 16.5%, from R$ 24.6 million in 2Q05 to R$ 28.6 million due to higher expenses with technical services and network maintenance materials, in addition to the contractual increase in the rent of poles and ducts.

3. Customer relations12 expenses dropped by 25.6%, totaling R$ 4.1 million in 2Q06, primarily due to the decrease in market survey expenses.

4. Payroll and benefits13 totaled R$ 24.7 million in 2Q06, 38.7% higher than the R$ 17.8 million reported in 2Q05. The Company has been adjusting its commercial and technical area to meet demand, due to the accelerated sales and installation pace.

5. Other operating expenses14, essentially comprising the call center and the Virtua link, totaled R$ 38.5 million in 2Q06, 41.7% up on the R$ 27.1 million reported in 2Q05, also due to the increase in the subscriber base.

• Selling, general and administrative expenses15 (SG&A) came to R$ 110.6 million in the quarter, 43.7% growth over the R$ 76.9 million recorded in 2Q05. This result was due to the following factors:

_____________________
6 In US GAAP other revenue climbed 88.1%, from US$ 3.9 million to US$ 7.4 million.
7 In US GAAP services and other taxes grew by 71.1%, from US$ 34.6 million to US$ 59.2 million. 8 In US GAAP net revenue grew by 39.0%, from US$ 155.5 million to US$ 216.2.
9 In US GAAP operating costs moved up by 32.4%, from US$ 77.6 million to US$ 102.7 million.
10 In US GAAP programming and royalties grew by 28.9%, from US$ 47.1 million to US$ 60.7 million.
11 In US GAAP network expenses increased by 64.8%, from US$ 10.5 million to US$ 17.4 million.
12 In US GAAP customer relations dropped by 15.7%, from US$ 2.2 million to US$ 1.9 million.
13 In US GAAP payroll and benefits climbed 5.1%, from US$ 7.1 million to US$ 7.5 million.
14 In US GAAP other operating costs grew by 44.0%, from US$ 10.6 million to US$ 15.3 million.

1. Selling expenses16 amounted to R$ 45.5 million, 116.1% up on the R$ 21.1 million in 2Q05. This increase is related to higher sales commission, marketing and active telemarketing expenses.

2. General and administrative expenses17 increased 29.1%, from R$ 54.5 million in 2Q05, to R$ 70.3 million in 2Q06, as a result of higher expenses from payroll and benefits, third-party services, collection procedures and postage.

3. Bad debt expenses18 came to R$ 5.3 million, up by 24.0% on the R$ 4.3 million registered in 2Q05. However, this is still low when compared to other service companies.

4. Other selling, general and administrative expenses/revenue19 were positive by R$ 10.6 million in the quarter versus a positive R$ 2.8 million in 2Q05. This positive result was due to an incentive granted by one of the programming suppliers and the winning of certain lawsuits, which enabled the reversion of labor provisions.

• Consolidated EBITDA20 stood at R$ 125.9 million, 10.3% up on the R$ 114.2 million posted in 2Q05. However, EBITDA margin narrowed from 30% to 27%, due to increased marketing activities, sales initiatives and discounts on the first monthly fee, all geared to increase the subscriber base and in line with the Company’s growth strategy.

• Depreciation and amortization21 expenses totaled R$ 47.9 million, 9.4% down on the R$ 52.9 million recorded in 2Q05. Based on a technical study, the Company changed its subscribers’ estimated “working life”, which impacted amortization expenses related to hook-up costs.

• Consolidated operating income22 (EBIT) ended the quarter at R$ 78.0 million, 27.2% up on the R$ 61.3 million recorded in 2Q05.

NET FINANCIAL RESULT

Financial Result (R$ thousand)	2Q06	2Q05

Net Financial Result	(21,302)	(15,050)

Monetary indexation, net	(69)	464
Gain (loss) on exchange rate, net	1,112	34,564
Financial expenses	(28,088)	(37,270)
interest and charges debt	(26,474)	(27,801)
arrears and fine interest	(1,614)	(9,469)
Other financial expenses	(7,100)	(13,406)
Financial income	12,842	598

Result from the sale of property and equipment	(1,411)	(828)
Othet (non operating)	590	(388)

• Net financial result was negative by R$ 21.3 million, 41.6% higher than the negative R$ 15.1 million posted in 2Q05. This result was a product of:

1. Monetary indexation, net23 in the quarter was practically nil and virtually flat when compared to the 2Q05, chiefly due to the monetary variation over contingencies.

2. Gain (loss) on exchange rate, net24 was positive by R$ 1.1 million, against a positive result of R$ 34.6 million in 2Q05. The decline was due to the settlement of the Net Sul Notes at the beginning of the 2Q06, which decreased the Company’s exposure to US dollar, and to the exchange rate stability in 2Q06 versus the appreciation of the Real in 2Q05.

3. Financial expenses25 came to R$ 28.1 million, a 24.6% drop on the R$ 37.3 million recorded in 2Q05. Such increase was due to an update of interest on contingencies in 2Q05, when compared to the 2Q06.

_____________________
15 In US GAAP SG&A increased by 70.3%, from US$ 30.8 million to US$ 52.4 million.
16 In US GAAP selling expenses moved up by 145.7%, from US$ 8.5 million to US$ 20.8 million.
17 In US GAAP general and administrative expenses rose by 46.4%, from US$ 21.8 million to US$ 31.9 million.
18 In US GAAP Bad debt expenses climbed 44.0%, from US$ 1.7 million to US$ 2.5 million.
19 In US GAAP other SG&A expenses grew from a positive US$ 1.1 million to a positive US$ 2.7 million.
20 In US GAAP EBITDA climbed 29.6%, from US$ 47.2 million to US$ 61.1 million.
21 In US GAAP depreciation and amortization grew by 24.6%, from US$ 15.6 million to US$ 19.4 million.
22 In US GAAP EBIT increased by 31.5%, from US$ 31.3 million to US$ 41.1 million.
23 In US GAAP monetary variation, net decreased from US$ 557 thousand to US$ 24 thousand.
24 In US GAAP gain (loss) on exchange rate dropped from US$ 26.1 million to US$ 0.1 million.
25 Financial expenses include interest on financial debt, delinquent interest and fines on loans, and interest payable to suppliers and on tax contingencies. In US GAAP financial expenses dropped by 37.1% from US$ 16.4 million to US$ 10.4 million.

4. Other financial expenses26 stood at R$ 7.1 million, 47.0% down on the R$ 13.4 million reported in 2Q05, chiefly due to lower taxes on foreign remittances and the reversal of contingencies, referring to the IOF tax over checking account, R$ 2.5 million above 2Q05 amount.

5. Financial income27 amounted to R$ 12.8 million versus R$ 0.5 million recorded in 2Q05, as a result of investments pegged exclusively to local interest rates. In 2Q05 financial income were negatively impacted by the result of investments pegged to exchange variation.

• Other non-operating expenses/revenue28 were negative by R$ 0.8 million, versus the negative R$ 1.2 million posted in the same period of 2005. This variation was caused by an insurance claim in the amount of R$ 0.4 million.

• Income tax and social contribution (current and deferred)29 totaled R$ 34.1 million, versus R$ 24.5 million in 2Q05. The increase was primarily due to temporary differences, which recorded an expense of R$ 9.0 million in the quarter, against a positive R$ 1.7 million in 2Q05. Due to goodwill from acquisition and tax benefit generated by accumulated fiscal losses, the current income tax expense, which has cash effect, remained at a lower level and totaled R$ 4.0 million in the quarter.

Income Tax and Social Contribution (R$ thousand)	2Q06	2Q05

Income Tax and Social Contribution	(34,118)	(24,472)

Current	(4,049)	(5,649)

Deferred	(30,069)	(18,823)
Cost of Tax Loss and Temporary Differences	(8,958)	1,718
Goodwill Amortization	(21,246)	(21,246)
Accounting of Tax Loss and Revaluation Reserve	135	705

• The Company recorded a R$ 21.8 million net income30 in the quarter, fully reflecting the recent operational and financial adjustments and the maturation condition of the business, with perspective of recording recurrent net income ahead.

DEBT, CAPITALIZATION AND LIQUIDITY

	2Q06	2Q05

Short Term Debt	39,570	40,291

Interest	39,570	4,295
Debentures 4th issuance - 1st series	-	1,849
Debentures 4th issuance - 2nd series	-	8,070
Net Serviços Notes	-	8,908
Syndicate - Net Sul Notes	-	4,957
Banking Loans	-	11,485
Multicanal Notes	-	728

Long Term Debt	650,000	589,679

Debentures 4th issuance - 1st series	-	32,254
Debentures 4th issuance - 2nd series	-	140,789
Debentures 5th issuance	650,000	-
Net Serviços Notes	-	155,418
Syndicate - Net Sul Notes	-	86,479
Bilateral Agreements	-	174,739

Total Debt	689,570	629,970

Cash and Cash Equivalents	297,110	274,706

Net Debt	392,461	355,264

US dollar-denominated debt	-	257,562
	0.0%	40.9%
Brazilian real-denominated debt	689,570	372,407
	100.0%	59.1%

_____________________
26 In US GAAP other financial expenses went from a US$ 0.6 million revenue to a US$ 3.0 million expense.
27 In US GAAP financial income went from a US$ 0.8 million expense to a US$ 5.5 million revenue.
28 In US GAAP other non-operating expenses/revenue remained flat at US$ 0.1 million.
29 In US GAAP income tax and social contribution grew by 5.6%, from US$ 2.5 million to US$ 2.6 million.
30 In US GAAP net income dropped from US$ 37.7 million to US$ 31.8 million.

• Following the settlement of the Net Sul Notes in April last, the Company’s sole debt became the 5th debenture issue. As a result, total debt (principal plus interest) closed the quarter at R$ 689.6 million. The only short-term obligation was the interest payment on the debenture.

• Cash, cash equivalents and short term investments ended the quarter at R$ 297.1 million, 8.2% up on the figure at the end of the 2Q05. Net debt31 ended at R$ 392.5 million, up by 10.5% the net debt recorded in 2Q05. Net debt to last 12 months EBITDA ratio stood at 0.85x.

Financial Ratios	2Q06	2Q05

EBITDA / Interest Expenses	3.36	1.31
Current Ratio	1.58	1.58
Net Debt / EBITDA	0.85	0.85
Net Debt / Enterprise Value	0.08	0.13

EBITDA / Active Subscribers	R$ 279	R$ 288
Net Revenues / Active Subscribers	R$ 1,052	R$ 1,001

• Most financial ratio recorded a positive performance, except for EBITDA over connected subscribers. This drop in EBITDA over connected subscribers reflects higher marketing and sales expenses in order to accelerate growth and, as a consequence, when comparing to lower growth periods, this ratio tends to be lower.

• Cash Capex in 2Q06 totaled R$ 116.1 million, 85% of which variable. Of the latter, 63% went to subscriber sign-ins, 15% to internal building networks, 7% to the Central Virtua, 6% to IT and 10% to general investments.

• The sum of the cash position and accounts receivable and inventories surpassed total current liabilities by R$ 58.7 million, showing that the Company has a sound liquidity situation.

CAPITAL MARKETS

• The Company’s shares (NETC4) average trading volume at Bovespa totaled 2.2 billion in 2Q06, 54% above the 1.4 billion recorded in 2Q05. Financial volume also increased, moving from R$ 910 million to R$ 2.6 billion this quarter, corresponding to a daily average of R$ 42.7 million in the last three months, 196% above the same period of 2005. Such performance places the Company as one of the most liquid companies listed on the Bovespa.

• On the Nasdaq, financial volume continues to record an expressive growth jumped from US$ 5 million, in 2Q05, to US$ 85.1 million this quarter. ADRs traded volume has also been reflecting this increase, moving from 2 million in 2Q05 to almost 15 million in 2Q06.

• In 2Q06, the Company’s preferred share (NETC4) recorded a 86% appreciation versus 2Q05. The same happened with the Enterprise Value (market cap plus net debt), which grew from R$ 2.8 billion to R$ 5.1 billion, a 83.1% appreciation.

• During the Board of Directors’ meeting of May 18, the Company’s capital increase was approved, through the issuance of common and preferred shares, resulting from the tax benefits accruing from the amortization of goodwill arising from the incorporation of Globotel Participações S.A. (“Globotel”). As a result, all shareholders (NETC4, NETC3) could subscribe at 1.65% over the number of shares held on May 18 at R$ 1.14 per share.

• The General and Extraordinary Shareholders’ Meeting of April 28 approved a 15:1 reverse stock split, which the Company believes will benefit all shareholders by reducing the share’s volatility. The reverse split will be accomplished based on the balance of July 31, 2006, and effective on August 1, 2006. The auction for the fractions will be held on August 9, 2006, and settled on August 14, 2006.

• After the reverse split ARDs and units traded at Latibex will change from the current 10:1 ratio to 1:1.

MAIN DIFFERENCES BETWEEN BR GAAP AND US GAAP

In US GAAP, revenues were positively affected by the lower average US dollar exchange rate. On the other hand, this factor also increased costs and expenses. The 2Q06 dollar exchange rate averaged

_____________________
31 In US GAAP net debt, which does not include interest provisioned in the period, fell by 8.3%, from US$ 223.6 million to US$ 205.0 million, while the net debt/EBITDA ratio closed the quarter at 1.0 x.

R$ 2.1841, versus R$ 2.4822 in 2Q05, a 12.0% drop. In addition, the conversion of the results and the balance sheet figures from BR GAAP to US GAAP reflects the US regulations under the FASB (Financial Accounting Standards Board), as shown below.

• In US GAAP hook-up revenue obeys SFAS 51 “Financial Reporting by Cable Television Companies”, which states that the difference between hook-up revenue and client sign-in costs must be deferred. When this difference is positive, the amount is booked according to the average period that the subscriber remained in the base. As a result of the current sales campaigns, which can exempt subscribers from hook-up charges, in 2Q06 the difference was not positive and the Company did not book this difference. However, during the 2Q06 deferred hook-up revenue was recognized, in the amount of R$ 8.2 million, regarding amounts deferred in previous periods, explaining the higher revenue is US GAAP versus BR GAAP.

• In US GAAP Deferred subscriber sign-in costs also follows the SFAS 51, that defines total subscriber sign-in costs, including sign-in materials, workforce and third-party services to be deferred. In BR GAAP, in addition to the items included in US GAAP, it is also deferred field telecommunication and vehicle expenses. Therefore, due to some adjustments in the previous quarter, in US GAAP, this line was R$ 4.3 million higher in this quarter.

• Some negotiations in programming agreements generated benefits to programming costs. In US GAAP, according to EITF 02-16, these benefits were deferred and are being booked in accordance with the updated term of each agreement, while in BR GAAP, these benefits were already booked at the date the agreement was reached, which occurred in previous periods. Thus, in 2Q06, programming costs in US GAAP were R$ 1.5 million lower than in BR GAAP, as for the booking of these deferred benefits.

• The Company reached an agreement with one programmer, where was granted with an incentive, in the amount of R$ 3.3 million, to launch a new channel. In US GAAP this amount was deferred, while in BR GAAP the amount was fully booked in the quarter. Therefore, Other Selling, General and Administrative Expenses/Revenue line was higher in US GAAP by this amount. This value will be recognized as per the agreement’s term.

• As a consequence of the accounting differences above mentioned and as summarized below, EBITDA in US GAAP was R$ 10.7 million above the EBITDA recorded in BR GAAP, reaching R$ 136.6 million (US$ 61.1 million).

EBITDA in BR GAAP (R$ million)	125.9

Adjustments that affected EBITDA in US GAAP (R$ million)

Hook-up Fee	8.2
Subscriber sign-in costs	4.3
Programming costs	1.5
Other Selling, General and Administrative
Expenses/Revenues	(3.3)

EBITDA in US GAAP (R$ million)	136.6

EBITDA in US GAAP (US$ million)	61.1

Net Income in BR GAAP (R$ million)	21.8

Adjustments that affected Net Income in US GAAP (R$ million)

EBITDA	10.7
Depreciation and Amortization	5.5
Interest and exchange variation over debt
expenses	4.4
Income tax and social contribution	27.7

Net Income in US GAAP (R$ million)	70.0

Net Income in US GAAP (US$ million)	31.8

• Goodwill amortization in US GAAP follows the SFAS 142 “Goodwill and Other Intangible Assets”, which fix an annual test to check if the goodwill amount is supported by future results; in BR GAAP this goodwill is amortized on a monthly basis by the linear method. Thus, in US GAAP amortization expenses was R$ 6.1 million lower. The use of historical US dollar for converting permanent assets acquired until 1997, generates a depreciation expense R$ 0.6 million higher in US GAAP. Due to these main differences, net effect at the Depreciation and Amortization line was of R$ 5.5 million.

• The main difference between US GAAP and BR GAAP for booking Interest and exchange variation over debt and financial expenses, relates to the booking of the debt restructuring process, which took place in March 2005 and the refinance of this restructured debt through the issuance of a local debenture in September 2005. In BR GAAP, interest on arrears and fine were fully waived at the conclusion of the debt refinancing process. In US GAAP, the restructured financial debt and its subsequent refinancing followed the SFAS 15 and EITF 96-1932, where interest on arrears and fine were added to the principal and are being amortized according to the new settlements’ cash flow, which generates a monthly gain until the debt’s maturity. New interest are calculated according to the effective rate, and apportioned in accordance with the terms of the new agreement. As per this difference, in US GAAP interest and exchange variation over debt and financial expenses was R$ 4.4 million below BR GAAP figures.

• Deferred income tax and social contribution expenses records a difference in the accounting principle for the booking of tax benefits from the goodwill regarding the incorporation of Globotel Participações S/A. In US GAAP, an annual booking of the tax benefit used during the year is accomplished, while, in BR GAAP the tax benefit is booked following the linear monthly amortization method, in the amount of R$ 7.1 million per month. In addition, in BR GAAP tax benefit over temporary differences are constituted on a monthly basis, while in US GAAP they are evaluated and constituted on an annual basis following SFAS 109 “Accounting for Income Taxes”. The result in US GAAP was R$ 27.7 million better than in BR GAAP during 2Q06, as a consequence of these differences.

• Considering these accounting differences as presented in the table above, in US GAAP net income reached R$ 70.0 million (US$31.8 million) in 2Q06, a better result in comparison to the R$ 21.8 million net income recorded in BR GAAP.

DEBT

DEBT - 2Q06 (thousand)	BR GAAP - R$	US GAAP - R$	US GAAP - US$

Short Term Debt	39.570	16.492	7.620

Interest	39.570	-	-
Bilateral Agreements - SFAS15	-	12.752	5.892
Debentures - SFAS15	-	3.740	1.728

Long Term Debt	650.000	719.364	332.377

	-	-	-
Debentures - 5th issuance	650.000	462.688	213.782
Debentures - SFAS15	-	93.121	43.026
Bilateral Agreements - SFAS15	-	163.554	75.569

Total Debt	689.570	735.856	339.997

Cash and Cash Equivalents	297.110	11.948	5.520
Short Term Investments	-	280.311	129.516

Net Debt	392.460	443.596	204.961

Net Debt / LTM EBITDA	0,85		0,99

• In US GAAP, the Company’s restructured debt has been booked in line with SFAS 15 due to the conclusion of the financial restructuring carried out in March 2005. According to SFAS 15, the prepayment to holders of Real-denominated senior debt notes who directly or indirectly participated in the 5th public debenture issuance should be booked according to EITF 96-19. In addition, interest in US GAAP is not booked as debt as it is in BR GAAP. Thus, in US GAAP total debt at the end of the quarter was US$ 340.0 million, equivalent to R$ 735.8 million, R$ 46.3 million above BR GAAP figure.

__________________________________________
32 According to EITF 96-19, if it is determined that the original and new debt instruments are not substantially different (being such limit calculated as a difference in the present value of future cash flow greater than 10%), then a new effective interest rate is to be determined based on the carrying amount of the original debt instrument and the revised cash flow. For these holders, the Company determined that the instruments are not substantially different. Accordingly such portion of debt will continue to be accounted according to SFAS 15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring”, using revised estimates of future cash flow.

UPCOMING EVENTS

1. Conference Call – 2nd Quarter 2006 Results

Date: July 21, 2006

Brazilian Corporate Law (in Portuguese):
1:00 pm (Brasília time)         Phone:          (+55 11) 2101-4848
                                              Replay:         (+55 11) 2101-4848
                                              ID Code:       Net Serviços
Live webcast: http://www.ri.netservicos.com.br

Brazilian Corporate Law (in English):
2:00 pm (Brasília time)         Phone: (+1 973) 663-6740
                                              Replay: (+1 973) 341-3080
                                              ID Code: 7587814 or Net Serviços
Live webcast: http://www.ir.netservicos.com.br

2. Public Meeting

São Paulo - APIMEC Venue: Auditório Plaza Centenário Av. Nações Unidas, 12.995 (Robocop) Date: July 26, 2006 Time: 8:30 am (Local Time)	Rio de Janeiro - APIMEC Venue: Hotel Le Meridien Av. Atlântica,1020 Date: July 28, 2006 Time: 8:30 am (Local Time)

3. Expected dates for upcoming Financial Results Release

(3rd Quarter 2006) --> October 20, 2006
(4th Quarter 2006) --> February 5, 2007

This release contains forward-looking statements relating to the prospectus of the business, estimates for operating and financial results, and those related to growth prospects of NET. These are merely projections and, as such, are based exclusively on the expectations of NET’s management concerning the future of the business. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in NET’s filed disclosure documents and are, therefore, subject to change without prior notice.

FINANCIAL STATEMENTS IN BR GAAP

Net Serviços de Comunicação S.A.
Income Statemet	2Q06	2Q05	6M06	6M05
Brazilian Corporate Law - (in R$ thousand)

Revenues
Subscriptions	558,286	439,670	1,077,516	860,995
Sign-on and hookup-up fees, net	5,429	3,808	8,388	7,464
Deferred sign-on and hookup fee revenue, net	32,205	27,361	59,629	49,903
PPV	16,132	17,571	30,484	31,347
Other Revenues	16,074	9,790	29,144	18,556
Gross Revenues	595,921	470,839	1,145,532	918,362
Services and other taxes	(129,759)	(86,119)	(240,560)	(167,891)
Net Revenues	466,161	384,720	904,972	750,471

Direct Operating Expenses	(229,694)	(193,576)	(449,603)	(370,860)
Programming & Royalties	(133,823)	(118,571)	(263,685)	(229,852)
Network Expenses	(28,607)	(24,557)	(57,826)	(48,516)
Customers Relations	(4,079)	(5,482)	(8,235)	(10,174)
Payroll and Benefits	(24,727)	(17,824)	(46,702)	(33,673)
Other Costs	(38,458)	(27,142)	(73,156)	(48,646)

Selling, General and Adminstrative Expenses	(110,559)	(76,964)	(213,020)	(151,415)
Selling	(45,524)	(21,068)	(84,072)	(38,427)
General & adminstrative	(70,338)	(54,473)	(131,856)	(105,020)
Bad Debt Expenses	(5,272)	(4,252)	(13,237)	(10,232)
Other income/ (expense), net	10,574	2,828	16,145	2,265

EBITDA	125,906	114,181	242,349	228,196
EBITDA margin	27%	30%	27%	30%

Depreciation and Amortization	(47,890)	(52,862)	(94,569)	(110,944)
Depreciation	(36,782)	(35,575)	(73,011)	(71,821)
Amortization	(11,108)	(17,287)	(21,558)	(39,122)
Operating Income/(Loss) - EBIT	78,016	61,319	147,780	117,252
EBIT margin	17%	16%	16%	16%

Monetary indexation, net	(69)	464	(577)	(2,393)
Loss on exchange rate, net	1,112	34,564	9,759	25,209
Financial Expenses	(35,188)	(50,676)	(97,682)	(210,341)
interest, charges, arrears and fine	(26,474)	(27,801)	(57,780)	(97,540)
interest financial expenses others (suppliers and taxes)	(1,614)	(9,469)	(6,353)	(19,149)
other financial expenses	(7,100)	(13,406)	(33,549)	(93,652)
Financial Income	12,842	598	24,145	150,373
Other financial income	12,842	(10,500)	24,145	1,876
Discount granted over debt restructuring	0	11,098	0	148,498
Loss on sale of fixed assets	(1,411)	(828)	(1,162)	(988)
Other (non-operating)	590	(388)	639	(12,968)

Income/(loss) bef. Investees, min.ints.	55,889	45,053	82,901	66,144
Current income tax	(4,049)	(5,649)	(11,254)	(17,758)
Deferred income tax	(30,069)	(18,823)	(42,706)	(32,923)

Income/(loss) bef. investees, mmin. Ints	21,771	20,581	28,941	15,463
Minority interests	(22)	(45)	(34)	(97)

Net Income (loss)	21,751	20,535	28,909	15,366
Net Income (loss) per share	0.01	0.01	0.01	0.00
Number of shares	4,019,812,035	3,853,877,527	4,019,812,035	3,853,877,527

NET Serviços de Comunicação S.A.
Consolidated Balance Sheet	2Q06%		2Q05%
Brazilian Corporate Law - (in R$ thousand)

Assets
Cash & cash equivalents	297,109	13.0%	274,706	13.2%
Short term investments	0	0.0%	0	0.0%
Net accounts receivable	87,752	3.8%	70,828	3.4%
Account receivable from subscriber - net	77,614	3.4%	64,551	3.1%
Other receivables	10,138	0.4%	6,277	0.3%
Inventories	39,672	1.7%	31,092	1.5%
Income tax recoverable	24,046	1.0%	117,366	5.6%
Diferred income tax	107,376	4.7%	23,473	1.1%
Prepaid expenses	20,232	0.9%	32,167	1.5%
Other receivables	1,807	0.1%	1,719	0.1%
Total Current Assets	577,994	25.2%	551,351	26.5%

Investments	68,534	3.0%	95,762	4.6%
Net Property & Diferred	1,030,304	45.0%	879,688	42.3%
Other Assets	614,840	26.8%	551,729	26.5%
Judicial Deposits	131,032	5.7%	101,204	4.9%
Diferred taxes recoverable	447,793	19.5%	414,377	19.9%
Other receivables	36,015	1.6%	36,148	1.7%
Long-term Assets	1,713,678	74.8%	1,527,178	73.5%
Total Assets	2,291,672	100.0%	2,078,530	100.0%

Liabilities and Stockholders' Equity	0	0.0%	0	0.0%
Accounts payable to supliers and programmers	170,169	7.4%	190,469	9.2%
Provision for payables	11,191	0.5%	10,893	0.5%
Income tax	11,681	0.5%	19,262	0.9%
Short-term debt	0	0.0%	28,770	1.4%
Debenturs	39,570	1.7%	11,522	0.6%
Payroll accruals	5,483	0.2%	3,766	4.3%
Other payable accounts	127,737	5.6%	90,355	4.3%
Tax accruals	41,649	1.8%	29,454	1.4%
Payroll provision	38,504	1.7%	38,244	1.8%
Other debts	47,584	2.1%	22,657	1.1%
Total Curret Liabilities	365,831	16.0%	355,037	17.1%

Long-term debt	0	0.0%	416,636	20.0%
Debentures	650,000	28.4%	173,043	8.3%
Associated companies	11	0.0%	1,117	0.1%
Taxes and contributions payable	3,286	0.1%	5,170	0.0%
Provision for contingencies	606,548	26.5%	617,391	0.2%
Other	15,461	0.7%	60	29.7%

Total Long Term Liabilities	1,275,306	55.6%	1,213,417	58.4%
Total Liabilities	1,641,136	71.6%	1,568,454	75.5%

Minority Interest	356	0.0%	312	0.0%
Capital Stock	3,535,618	154.3%	3,374,485	162.3%
Goodwill reserves	355,924	15.5%	515,849	24.8%
Accumulated Losses	(3,241,363)	-141.4%	(3,380,570)	-162.6%
Shareholders' Equity	650,179	28%	509,764	25%
Liabilities and Stockholders´ Equity	2,291,672	100%	2,078,530	100%

NET Serviços de Comunicação S.A.
Consolidated Statement of Cash Flow	2Q06	2Q05	6M06	6M05
Brazilian Corporate Law - (in R$ thousand)

Cash and cash equivalents, beeinnine of the period	281,195	212,237	302,756	324,734

Results of the period	21,751	20,535	28,909	15,366

Non-cash items	96,450	65,331	206,258	105,941
Interest and monetary variation, net	8,390	(22,801)	13,178	545
Provision for interest on loans net of payment	26,324	31,942	57,413	102,643
eain / Loss with Hedee instruments	4,960	-	29,361	-
Depreciation and Amortization	47,890	52,862	94,569	110,944
Minority interest	22	45	34	97
Diferred income tax and social contribution	30,069	18,823	42,706	32,923
Result from permanent assets write-off	2,734	856	3,033	15,403
Waiver of debt	-	(11,098)	-	(148,519)
Reserve for contineencies	(23,939)	(5,298)	(34,036)	(8,095)

Decrease (Increase) in assets	87,625	(23,871)	86,890	5,721
Accounts receivable from subscribers, net	(4,566)	(3,133)	(5,771)	(3,806)
Inventories	(1,897)	(129)	(4,022)	(388)
Taxes recoverable	(7,186)	(6,012)	19,118	982
Other Assets	104,824	(6,490)	85,143	(13,100)
Prepaid expenses	(3,550)	(8,107)	(7,578)	22,033

Increase (decrease) in liabilities	17,861	(36,380)	24,828	(51,868)
Supliers and proerammers	11,428	(12,405)	37,308	(9,344)
Tax liabilities	8,761	2,180	(18,140)	(4,556)
Salaries and payroll charees	9,652	4,985	6,029	(450)
Provision for other liabilities	(11,980)	(31,140)	(369)	(37,518)
Increase (decrease) in working capital	105,486	(60,251)	111,718	(46,147)

Investing activities
Acquisition of property and deferred	(126,101)	(23,017)	(203,153)	(65,824)
Net proceeds from the sale of equipment	153	(11,695)	467	366
Cash flow from investine activities	(125,948)	(34,712)	(202,686)	(65,458)

Cash flow from financing activities
Short term debt issuance	-	-	-	200,000
Repayment of lone term debt	(81,825)	(255,428)	(149,846)	(842,452)
Capital increase	-	326,994	-	582,722
Cash flow net from financing activities	(81,825)	71,566	(149,846)	(59,730)

Increase (Decrease) in cash	15,914	62,469	(5,647)	(50,028)

Cash and cash equivalents, end of the period	297,109	274,706	297,109	274,706

FINANCIAL STATEMENTS IN US GAAP

Net Serviços de Comunicação S.A.
Income Statement	2Q06	2Q05	6M06	6M05
US GAAP - (in US$ thousand)

Revenues
Subscriptions	254,468	176,523	490,314	333,893
Sign-on and hookup revenue, net	6,140	2,593	11,319	5,001
Gross sign-on and hookup fee revenue	2,458	1,508	3,799	2,867
Deferred sign-on and hookup fee revenue,net	3,682	1,085	7,520	2,134
Other services	14,776	10,971	27,269	19,383
PPV	7,373	7,036	13,920	12,171
Others	7,403	3,935	13,349	7,212
Gross Revenues	275,384	190,087	528,902	358,277
Services and other taxes	(59,157)	(34,581)	(109,551)	(65,142)
Net Revenues	216,227	155,506	419,351	293,135

Direct Operating Expenses	(102,671)	(77,551)	(205,072)	(143,506)
Programming & Royalties	(60,683)	(47,069)	(119,301)	(88,148)
Network Expenses	(17,353)	(10,532)	(35,890)	(19,647)
Customers Relations	(1,858)	(2,203)	(3,744)	(3,956)
Redemption of term investments	(7,508)	(7,140)	(14,732)	(13,055)
Prepaid expenses and other assets	(15,269)	(10,607)	(31,405)	(18,700)

Selling, General and Administrative Expenses	(52,447)	(30,803)	(101,797)	(58,652)
Selling	(20,817)	(8,471)	(38,412)	(14,961)
General & administrative	(31,868)	(21,760)	(59,917)	(40,624)
Bad Debt Expenses	(2,458)	(1,708)	(6,046)	(3,920)
Other income/(expense), net	2,696	1,136	2,578	853

EBITDA	61,109	47,152	112,482	90,977
EBITDA Margin	28%	30%	27%	31%

Depreciation and Amortization	(19,386)	(15,561)	(39,193)	(29,609)
Depreciation	(19,367)	(15,465)	(39,189)	(29,414)
Amortization	(19)	(96)	(4)	(195)
Loss on write-down of equipment, net	(629)	(339)	(513)	(402)
Operating Income/(Loss) - EBIT	41,094	31,252	72,776	60,966
EBIT Margin	19%	20%	17%	21%

Non-operating Expenses
Monetary indexation, net	(23)	(577)	(247)	(1,639)
Loss on exchange rate, net	678	26,092	2,978	23,502
Financial expenses	(13,341)	(15,909)	(38,875)	(50,332)
interest,charges, arrears and fine	(9,623)	(10,378)	(21,174)	(35,482)
interest financial expenses others	(739)	(6,099)	(2,881)	(9,735)
other financial expenses	(2,979)	568	(14,820)	(5,115)
Financial income	5,511	(709)	10,573	5,872
Other (non-operating)	132	(5)	424	270

Income/(loss) bef. tax, investees, min. ints.	34,051	40,144	47,629	38,639
Current income tax	(1,770)	(2,288)	(4,919)	(6,717)
Deferred income tax	(858)	(201)	(1,559)	(904)

Income/(loss) bef. Investees, min.ints.	31,423	37,655	41,151	31,018
Equity in earnings	345	76	478	186

Net Income (Loss) before discontinued operations	31,768	37,731	41,629	31,204
Deemed dividend to preferred stockholders	-	-	-	-
Net Income (Loss) allocable to common stockholders	31,768	37,731	41,629	31,204

Net Serviços de Comunicação S.A.
Consolidated Balance Sheet	2Q06%		2Q05%
US GAAP - (in US$ thousand)

Assets
Cash & cash equivalents	5,520	0.4%	49,994	4.5%
Short term investments	129,516	10.0%	65,361	5.9%
Net accounts receivables	92,879	7.1%	77,590	7.0%
Accounts receivable	97,373	7.5%	86,693	7.8%
Advances to suppliers	302	0.0%	696	0.1%
Advances to employees	738	0.1%	1,212	0.1%
Other	6,008	0.5%	1,477	0.1%
Provision for doubful accounts	(11,542)	-0.9%	(12,488)	-1.1%
Income tax recoverable	10,840	0.8%	13,652	1.2%
Deferred income tax	35,502	2.7%	36,984	3.3%
Prepaid expenses and other current assets	8,927	0.7%	13,639	1.2%
Total current assets	283,184	21.8%	257,220	23.2%

Deferred income tax	133,310	10.2%	74,414	6.7%
Recoverable income tax	12,105	0.9%	8,019	0.7%
Investments and advances to investees	3,288	0.3%	2,379	0.2%
Net property and equipment	506,642	38.9%	405,099	36.6%
Cable network	1,233,486	94.8%	1,036,690	93.6%
Land, buildings, improvem.fix.fit, & instal.	27,211	2.1%	23,853	2.2%
Vehicles	2,440	0.2%	2,250	0.2%
Data processing equip.and others	188,116	14.5%	179,489	16.2%
Cable construction materials	35,865	2.8%	24,179	2.2%
Accumulated depreciation	(980,476)	-75.4%	(861,362)	-77.8%
Goodwill on acquisition of subsidiaries	290,247	22.3%	304,297	27.5%
Other assets	72,325	5.6%	55,919	5.0%
Long-term assets	1,017,917	78.2%	850,127	76.8%
Total assets	1,301,101	100.0%	1,107,347	100.0%

Liabilities and Stockholders' Equity
Accounts payable to supliers and programmers	78,706	6.0%	81,139	7.3%
Income taxes payable	5,244	0.4%	8,085	0.7%
Short-term debt	0	0.0%	935	0.1%
Current portion of long-term debt	7,620	0.6%	39,091	3.5%
Interest payable and other financial charges	15,528	1.2%	777	0.1%
Deferred Revenue	50,004	3.8%	46,772	4.2%
Other payables and accruals	66,527	5.1%	44,574	4.0%
Current Liabilities	223,629	17.2%	221,373	20.0%

Long-term debt	332,377	25.5%	299,853	27.1%
Due to related companies	0	0.0%	475	0.0%
Deferred sign-on, hookup fee and programming benefit	19,118	1.5%	24,271	2.2%
Taxes and payables and accruals	8,432	0.6%	1,329	0.1%
Commitments and contigencies	280,023	21.5%	262,485	23.7%
Long-term liabilities	639,950	49.2%	588,413	53.1%
Capital stock - preffered and common shares	2,611,955	200.7%	2,547,857	230.1%
Additional paid-in-capital	108,492	8.3%	136,971	12.4%
Accumulated deficit	(2,089,807)	-160.6%	(2,156,646)	-194.8%
Accumulated other comprehensive loss, net	(193,118)	-14.8%	(230,621)	-20.8%
Shareholders' equity	437,522	33.6%	297,560	26.9%
Total Liabilities and Shareholders'Equity	1,301,101	100.0%	1,107,347	100.0%

Net Serviços de Comunicação S.A.
Consolidated Statement of Cash Flows	2Q06	2Q05	6M06	6M05
US GAAP - (in US$ thousand)

Cash and cash equivalents, beginning of the period	43,011	44,939	23,865	60,486
Loss for the period	31,768	37,731	41,629	31,204
Non-cash items	12,742	(6,536)	47,107	38,312
Deferred sign-on and hook-up fee revenue	68	2	69	353
Amortization of deferred revenues	(4,564)	(2,597)	(9,210)	(5,057)
Equity in results of investees	(345)	(76)	(478)	(186)
Exchange rate, monetary indexation and interest expense, net	7,551	(17,808)	30,972	16,190
Depreciation and amortization	19,386	15,561	39,193	29,609
Deferred income tax	858	181	1,548	904
Write off and disposal of assets, net	627	336	513	396
Reserve for contingencies	(10,839)	(2,135)	(15,500)	(3,897)
Decrease (Increase) in assets	(7,923)	(38,573)	16,624	(20,518)
Accounts receivable	(6,047)	(5,680)	(9,065)	(10,574)
Income tax recoverable	(3,238)	(2,229)	8,606	346
Restricted cash	46,630	-	46,509	-
Redemption of term investments	(44,474)	(24,485)	(17,323)	2,834
Prepaid expenses and other assets	(794)	(6,179)	(12,103)	(13,124)
Increase (decrease) in liabilities	24,410	8,476	33,515	(3,778)
Accounts payable to suppliers and programmers	9,755	(3,895)	22,882	(2,121)
Income taxes payable	1,418	2,251	(10,490)	541
Sales taxes, accrued expenses and other liabilities	4,867	(12)	14,556	(2,613)
Payroll and related charges	8,370	10,132	6,567	415
Increase (decrease) in working capital	16,487	(30,097)	50,139	(24,296)

Cash flow from investing activities	(60,807)	(13,717)	(90,508)	(25,078)
Acquistion of property and equipment	(57,579)	(15,833)	(94,788)	(28,935)
Proceeds from the sale of equipment	(3,228)	2,116	4,280	3,857

Cash flow from financing activities	(37,454)	12,697	(68,740)	(35,805)
Short term debt issuance	-	620	-	75,633
Repayment of long term debt	(37,454)	(116,778)	(68,740)	(334,008)
Related party loan repayments	-	128,855	-	222,570

Effect of exchange rate changes on cash	(227)	4,977	2,028	5,171
Change in cash and cash equivalents	(37,491)	5,055	(18,345)	(10,492)
Cash and cash equivalents, end of the period	5,520	49,994	5,520	49,994

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2006

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.